

Annuals reports

LOVEBOX INC
For the period ended December 31, 2022

NEW YORK
60 Broad Street
(Suite 3502)
New York NY 10004

T. 646 356 0460
F. 646 349 2240

MIAMI
1200 Brickell Ave
(Suite 1960)
Miami, FL 33131

T. 305 600 4405
F. 305 514 0098

SAN FRANCISCO
600 California St
(11th Floor)
San Francisco, CA 94108

T. 415 596 6045
F. 646 349 2240

LOS ANGELES
5670 Wilshire Blvd
(Suite 1802)
Los Angeles, CA 90036

T. 424 444 3911

BOSTON
50 Milk Street
(16th Floor)
Boston, MA 02109

T. 617 583 1353
F. 646 349 2240

ATLANTA
260 Peachtree St NW
(Suite 2200)
Atlanta, GA 30303

T. 770 615 8174

Unaudited financial statements

Table of Contents

Independent Accountant's Review Report

To the Shareholders of Lovebox INC,

I have reviewed the accompanying financial statements of Lovebox Inc., which comprise the balance sheet as of December 31, 2022, and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion. I am required to be independent of Lovebox Inc and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Aline Darmouni, CPA
Orcom US

Miami, August 21st, 2023.

Balance Sheet Comparison

As of December 31, 2022

	As of Dec 31, 2022	Total As of Dec 31, 2021 (PY)
ASSETS		
Current Assets		
Bank Accounts		
5127001 TRANSFERWISE LOVEBOX INC (USD)	147,757.08	543,636.58
5127002 TRANSFERWISE LOVEBOX INC (EUR)	272.22	126.60
5127003 Bank of The West	1,076.05	2,823.06
5127004 TRANSFERWISE LOVEBOX INC (GBP)	360.31	393.63
5127005 PayPal Bank	846.75	1,513.73
5127006 Paypal CAD	179.11	
5127007 TRANSFERWISE LOVEBOX INC (CAD)	3,005.61	
5128001 Spendesk	5,377.17	8,786.34
Total Bank Accounts	**158,874.30**	**557,279.94**
Accounts Receivable		
4110000 Accounts Receivable (A/R)	192,985.67	15,129.38
Total Accounts Receivable	**192,985.67**	**15,129.38**
Other Current Assets		
3710001 Inventory Asset	1,613,099.57	1,258,048.51
4675000 Due to SAS LOVEBOX.LOVE	703,647.56	672,335.00
4675100 Due to SAS LOVEBOX.LOVE (SODILOG)	-1,351,287.84	
Total 4675000 Due to SAS LOVEBOX.LOVE	**-647,640.28**	**672,335.00**
4675001 Due to/from Jean Gregoire	100.00	100.00
4860001 Prepaid Expenses	0.00	542.00
Total Other Current Assets	**965,559.29**	**1,931,025.51**
Total Current Assets	**1,317,419.26**	**2,503,434.83**
Fixed Assets		
208000 Loan Origination Fee	15,000.00	
280800 Amortization Loan Origination Fee	-7,500.00	
Total 208000 Loan Origination Fee	**7,500.00**	
215500 3D laser printer	5,376.74	5,376.74
280000 Accumulated Depreciation	-716.90	-179.22
Total 215500 3D laser printer	**4,659.84**	**5,197.52**
Total Fixed Assets	**12,159.84**	**5,197.52**
TOTAL ASSETS	**$1,329,579.10**	**$2,508,632.35**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
4010001 Accounts Payable (A/P)	28,474.60	83,762.20
Total Accounts Payable	**28,474.60**	**83,762.20**
Other Current Liabilities		
16800000 Loan 400K Wayflyer	173,209.03	
4081000 Accrued expenses	2,205,345.50	2,985,893.78
4440000 Federal Income Tax Payable	-30,320.00	-30,320.00
4440001 State/Local Income Tax Payable	0.00	40.00
4455100 Sales Tax Payable on Sales	466.43	48,422.92
Total Other Current Liabilities	**2,348,700.96**	**3,004,036.70**
Total Current Liabilities	**2,377,175.56**	**3,087,798.90**
Total Liabilities	**2,377,175.56**	**3,087,798.90**
Equity		
1013000 Common stock	100.00	100.00
1041100 Retained Earnings	-579,266.55	38,680.78
Net Income	-468,429.91	-617,947.33
Total Equity	**-1,047,596.46**	**-579,166.55**
TOTAL LIABILITIES AND EQUITY	**$1,329,579.10**	**$2,508,632.35**

Profit and Loss Comparison

January - December 2022

	Total	
	Jan - Dec 2022	Jan - Dec 2021 (PY)
INCOME		
7010000 Income on the sales of product		
Sales - B2C		
7011100 Shopify	2,272,796.62	4,085,571.04
7011201 Sales - Foreign	9,653.91	25,902.24
7011204 Other income - Tax on foreign sales	1,290.81	
7085000 Shipping income	77,434.02	201,189.02
7091000 Refunds-Allowances	-66,335.98	-117,571.50
7092100 Discounts Shopify	-154,909.44	-379,362.48
Total 7011100 Shopify	**2,139,929.94**	**3,815,728.32**
7011200 Amazon	2,023,025.49	1,234,722.20
7085100 Shipping income Amazon	13,965.79	22,020.86
7092900 Retail discounts Amazon	-32,041.13	-5,126.36
7092910 Amazon Gift Wrap	-0.01	0.00
7092920 Amazon Refund fees	304.85	0.00
7092930 Amazon - Deals	-450.00	0.00
7094000 Amazon - Other income	18,835.35	
Total 7011200 Amazon	**2,023,640.34**	**1,251,616.70**
Total Sales - B2C	**4,163,570.28**	**5,067,345.02**
Total 7010000 Income on the sales of product	**4,163,570.28**	**5,067,345.02**
Sales - B2B		
7012100 Shopify	737,383.28	772,907.12
7085300 Shipping Income	64,031.26	13,306.00
7085200 Shipping Income Faire.com		75.46
Total 7085300 Shipping Income	**64,031.26**	**13,381.46**
7092000 Retail discounts Shopify	-196,814.33	-335,704.88
7093000 Refunds-Allowances	-37,214.66	
Total 7012100 Shopify	**567,385.55**	**450,583.70**
7012200 1800 Flowers	12,305.40	
7012300 SAKS Direct	18,243.48	
7012400 BestBuy Canada	3,013.37	
7012500 Start Commerce	1,699.93	
7012600 Walmart	7,400.10	
7012800 Amazon Canada	3,378.17	
Total Sales - B2B	**613,426.00**	**450,583.70**
Total Income	**4,776,996.28**	**5,517,928.72**
COST OF GOODS SOLD		
6010000 Supplies & Materials - COGS	1,942,318.88	2,143,239.25
Inventory Variance	-470,636.34	-683,100.21
Total 6010000 Supplies & Materials - COGS	**1,471,682.54**	**1,460,139.04**
6011000 Amazon inventory adjustment	-934.96	-2,918.40
6011001 AMZN FBA Inventory Fees	7,869.42	0.00
6011002 AMZN FBA inventory credit	-14,731.41	0.00
6080008 Customs Duty - COGS	124,303.10	157,141.94
Inventory Variance	-18,144.31	-72,542.39
Total 6080008 Customs Duty - COGS	**106,158.79**	**84,599.55**
6081002 Freight Insurance - COGS	67.00	4,570.70
6081006 Freight & Delivery - COGS	18,860.20	290,315.41
Inventory Variance	133,729.59	-157,598.67
Total 6081006 Freight & Delivery - COGS	**152,589.79**	**132,716.74**
6081008 Other logistics costs	343,443.11	574,516.19
6234100 Special Client Gift	12,639.37	
6270006 Merchant account fees		

	Jan - Dec 2022	Jan - Dec 2021 (PY)
6081003 Shopify - Commission	51,344.53	83,357.75
6081004 Amazon - Commission	372,701.08	215,714.95
6081005 Faire - Commission	1,903.95	505.40
6081020 1800 Flower - Commission	3,076.57	
6081030 SAKS - Commission	4,586.17	
6081040 BestBuy - Commission	25.10	
6081050 Start commerce - Commission	375.98	
6081060 Etsy - Commission	57.68	
6081070 Walmart - Commission	1,157.48	
6270005 PayPal - Commission	17,360.30	33,605.10
Total 6270006 Merchant account fees	**452,588.84**	**333,183.20**
Total Cost of Goods Sold	**2,531,372.49**	**2,586,807.02**
GROSS PROFIT	**2,245,623.79**	**2,931,121.70**
EXPENSES		
6064100 Other General and Admin Expenses		136.25
6160002 Insurance	2,012.05	1,618.12
6226001 Other Cost of services	2,197,554.00	2,967,100.00
6226002 Legal & Professional Fees		
6226003 Accounting fees	27,500.00	24,574.59
6226004 Other Professional Fees	2,780.00	
Total 6226002 Legal & Professional Fees	**30,280.00**	**24,574.59**
6228001 Software	5,403.00	4,646.26
6230003 Advertising	222,109.00	289,469.50
6230031 Amazon	312,037.54	88,766.72
Total 6230003 Advertising	**534,146.54**	**378,236.22**
6234000 Gifts	200.00	863.94
6251000 Travel		9,554.64
6270000 Bank Charges		75.00
6270001 Bank of the West Fees	1,568.37	1,897.26
6270003 TransferWise Fees	5,811.07	3,918.18
Total 6270000 Bank Charges	**7,379.44**	**5,890.44**
6378000 Taxes & Licenses	132.00	80.00
6511000 Dues & Subscriptions	8,294.56	911.40
6511001 AMZN Subscriptions	192.42	115.39
Total 6511000 Dues & Subscriptions	**8,486.98**	**1,026.79**
Total Expenses	**2,785,594.01**	**3,393,727.25**
NET OPERATING INCOME	**-539,970.22**	**-462,605.55**
OTHER INCOME		
7660001 Exchange gain	1,932.48	20.43
7660002 Unrealized Exchange Gain	264.49	-24,690.76
7780002 Other income	5,542.17	4,208.19
Total Other Income	**7,739.14**	**-20,462.14**
OTHER EXPENSES		
6540000 Bad Debts	9,478.16	
6660003 Unrealized exchange loss	-94,629.01	98,713.77
6660004 Exchange Loss	6,932.44	4,930.55
6712000 Penalties & Settlements		1,485.36
6713000 Charitable contributions	3,800.00	28,400.00
6780002 Other expenses	2,579.56	1,170.74
680800 Amortization	7,500.00	
681000 Depreciation	537.68	179.22
Total Other Expenses	**-63,801.17**	**134,879.64**
NET OTHER INCOME	**71,540.31**	**-155,341.78**
NET INCOME	**$ -468,429.91**	**$ -617,947.33**

Cash flow statement

January - December 2022

	2022	2021	Variation
Cash and cash equivalent - Opening balance	$ 557,279.94	$ 1,106,298.39	$ (549,018.45)
Cash flows from operating activities	$ (390,906)	$ (543,642)	$ 152,736
P&L	$ (468,430)	$ (617,947)	$ 149,517
Net Loss from Operations	$ (468,430)	$ (617,947)	$ 149,517
Changes in assets	$ 788,148	$ (940,355)	$ 1,728,503
Accounts receivables, net	$ (177,856)	$ 103,670	$ (281,526)
Inventory	$ (355,051)	$ (913,241)	$ 558,190
Intercompany	$ 1,319,975	$ (131,497)	$ 1,451,472
Prepaid expenses	$ 542	$ 534	$ 8
Depreciation	$ 538	$ 179	$ 358
Changes in liabilities	$ (710,623)	$ 1,014,661	$ (1,725,284)
Loan	$ 173,209		$ 173,209
Accounts payable	$ (55,288)	$ 13,327	$ (68,615)
Accrued expenses	$ (780,548)	$ 1,017,893	$ (1,798,441)
Income tax payable	$ (40)		$ (40)
Sales tax payable	$ (47,956)	$ (16,559)	$ (31,397)
Other liabilities			
Cash flows from investing activities	$ (7,500)	$ (5,377)	$ (2,123)
Loan organisation fee	$ (15,000)		$ (15,000)
Loan organisation fee - Amortization	$ 7,500		$ 7,500
Laser printer		$ (5,377)	$ 5,377
Cash flows provided by financing activities	$ -	$ -	$ -
Short Term Debt			
Change in Equity			
Net change in cash and cash equivalent	$ (398,406)	$ (549,018)	$ 150,613
Cash and cash equivalent - Closing balance	$ 158,874	$ 557,280	$ (398,406)
	$ 158,874	$ 557,280	$ (398,406)
	$ -	$ -	$ -
Cash Burn rate	-39.88%	-101.50%	61.63%

Change in Stockholder's equity
January - December 2022

	Preferred Stock		Common Stock		Membership	Additional Paid-in		
	Shares	Amount	Shares	Amount	Units	Capital	Retained Earnings	TOTAL
BEGINNING BALANCE, JANUARY 1, 2020			1,000,000	$ 100.00				$ 100.00
Issuance of stock								$ -
Net gain							$ 38,680.78	$ 38,680.78
ENDING BALANCE, DECEMBER 31, 2020	$ -	$ -	1,000,000	$ 100.00	$ -	$ -	$ 38,680.78	$ 38,780.78
Issuance of stock								$ -
Net loss							$ (617,947.33)	$ (617,947.33)
ENDING BALANCE, DECEMBER 31, 2021	$ -	$ -	1,000,000	$ 100.00	$ -	$ -	$ (579,266.55)	$ (579,166.55)
Issuance of stock								$ -
Net loss							$ (468,429.91)	$ (468,429.91)
ENDING BALANCE, DECEMBER 31, 2022	$ -	$ -	1,000,000	$ 100.00	$ -	$ -	$ (1,047,696.46)	$ (1,047,596.46)

Note to the financial statements

Note 1   *Organization*

Lovebox Inc is a company that specializes in both retail and wholesale of a device known as "the Lovebox." "The Lovebox" is a connected, messaging device that pairs with an app to go beyond regular communication and deliver special expressions of affection.
Lovebox Inc was established in March 2020, in the state of Delaware, with its headquarters located in France.

Note 2   *Summary of Significant accounting Policies*

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less. These are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

Inventory Valuation

Inventories are stated at a lower of cost or net realizable value. Cost is determined using n a first-in, first-out basis or market value includes all direct costs of acquisition, production, and other costs incurred to bring the inventory to its present location such as freight and duties.

Revenue recognition

According to Accounting Standards Codification (ASC) 606, revenue recognition takes place when the seller fulfills their performance obligations. Typically, this occurs when control over goods or services is transferred to customers.

Accounts receivable

Accounts receivable refers to the outstanding payments from end-users for completed transactions. The recorded amount represents the Company's estimated collectible balances at the end of each reporting period. The Company follows the allowance method, in accordance with generally accepted accounting principles, to account for potential bad debts.

Property and Equipment, Net

Property and equipment are presented on the financial statements at their initial cost, adjusted for accumulated depreciation and amortization. When these assets are no longer in use or are sold, their cost and accumulated depreciation and amortization are eliminated from the accounts. Any gain or loss arising from such disposal is recorded in the consolidated statements of operations during the period in which it occurs. Routine maintenance and repairs that do not improve or prolong the asset's useful life are expensed as operating expenses when they are incurred.

Description	Estimated useful life (in years)
Equipment, Furniture and Fixtures	3 – 7

Note 3   Commitments and Contingencies

As of December 31st, Lovebox Inc holds a commitment and contingencies associated with a short-term loan of $400,000 from Waylayer. The cost of the loan represents 3,8% of the amount borrowed. Payments are determined as a percentage of daily sales (12.5%). The outstanding balance as of December 31st totals $173,209.03.

Notes 4   Expenses

The Company is involved in a cost-sharing agreement with the parent company Lovebox SAS. The agreement outlines cost-sharing arrangements for the general operating expenses that are supported by the French company. Costs are allocated based on group profit and recognized as expenses in relevant categories.

Notes 5   Income Taxes

There is no income tax due for the fiscal year 2022.
The current year's taxable income is $ (-558,986)
The company has Federal Net Operating Losses carried forward of $ 1,028,841 as of December 31st, 2022.

Note 6   *Stockholder's Equity*

Lovebox Inc has authorized a total of 1,000,000 shares of common stock. The Equity of the company is held 100% by the French corporation Lovebox SAS.